SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 14)*

sTec, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784774 101

(CUSIP Number)

June 23, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784774 101	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Manouch Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,976,983 (1)(2)(3)
	6	SHARED VOTING POWER 2,453,742 (2)(3)(4)
	7	SOLE DISPOSITIVE POWER 2,976,983 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,983 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%* (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 784774 101	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS M. and S. Moshayedi Revocable Trust, dated 11/16/95
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,428,742 (3)
	6	SHARED VOTING POWER 2,428,742 (3)
	7	SOLE DISPOSITIVE POWER 2,428,742
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,428,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 784774 101	13G/A	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

sTec, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(a)	Name of Person Filing:

Manouch Moshayedi

M. and S. Moshayedi Revocable Trust, dated 11/16/95

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(c)	Citizenship

Manouch Moshayedi – United States

M. and S. Moshayedi Revocable Trust, dated 11/16/95 – California

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

784774 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 784774 101	13G/A	Page 5 of 8 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Manouch Moshayedi (1)(2) – 2,976,983

M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 2,428,742

(b)	Percent of Class:

Manouch Moshayedi (1)(2) – 6.3%*

M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 5.2%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Manouch Moshayedi (1)(2)(3) – 2,976,983

M. and S. Moshayedi Revocable Trust, dated 11/16/95 (3) – 2,428,742

(ii)	shared power to vote or to direct the vote:

Manouch Moshayedi (2)(3)(4) – 2,453,742

M. and S. Moshayedi Revocable Trust, dated 11/16/95 (3) – 2,428,742

On June 23, 2013, (i) sTec, Inc. (“sTec”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Western Digital Corporation, a Delaware corporation (“Parent”) and Lodi Ventures, Inc., a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and (ii) Manouch Moshayedi, in his personal capacity and in his capacity of trustee of the M. and S. Moshayedi Revocable Trust, dated 11/16/95, entered into a Voting Agreement (the “Voting Agreement”) with Parent. Pursuant to the Voting Agreement, Manouch Moshayedi and the M. and S. Moshayedi Revocable Trust, dated 11/16/95 agreed, among other things, to vote their shares of sTec common stock for the adoption and approval of the Merger Agreement and against any alternative proposal and against any action or agreement in opposition of the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, Manouch Moshayedi and the M. and S. Moshayedi Revocable Trust, dated 11/16/95 granted an irrevocable proxy to Parent’s designees to vote as set forth above with respect to such matters, but retained the right to vote their shares of common stock on such matters so long as the vote is in accordance with the Voting Agreement.

As a result of the Voting Agreement, Manouch Moshayedi and the M. and S. Moshayedi Revocable Trust, dated 11/16/95, may be deemed to share with Parent the power to vote or direct the vote of the common stock. However, Parent is not entitled to any rights as a stockholder of sTec under the agreement.

The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits 2.1 and 99.1, respectively, to sTec’s current report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2013.

CUSIP No. 784774 101	13G/A	Page 6 of 8 Pages

(iii)	sole power to dispose or to direct the disposition of:

Manouch Moshayedi (1)(2) – 2,976,983

M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 2,428,742

(iv)	shared power to dispose or to direct the disposition of:

Manouch Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 784774 101	13G/A	Page 7 of 8 Pages

*	Calculated based on 46,980,315 shares of the Issuer’s common stock outstanding as of June 21, 2013. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act, as amended (the “Act”), certain securities convertible into, or exchangeable for, shares of common stock, may be deemed to be shares of common stock for purposes of determining beneficial ownership. Pursuant to Rule 13d-3 promulgated under the Act, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date and such security shall be deemed to be outstanding for purposes of calculating such person’s percentage ownership. For purposes of calculating the ownership percentage of the Reporting Persons, any securities that any person other than such Reporting Person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(1)	Consists of: (i) 2,428,742 shares held by Manouch Moshayedi, as trustee for the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s family; (ii) 25,000 held by Manouch Moshayedi; and (iii) 523,241 options to purchase common stock exercisable within 60 days of June 21, 2013. Manouch Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and S. Moshayedi Revocable Trust (“Revocable Trust”). The filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of shares held by the Revocable Trust.

(2)	Does not include 1,133,923 shares held beneficially and of record by an irrevocable trust, the beneficiaries of which are Manouch Moshayedi’s descendants. Manouch Moshayedi disclaims beneficial ownership of the shares held by the beneficial trust.

(3)	As a result of the Voting Agreement entered into in connection with the Merger Agreement, Manouch Moshayedi and the M. and S. Moshayedi Revocable Trust, dated 11/16/95, may be deemed to share with Parent the power to vote or direct the vote of the common stock, pursuant to the terms of the Voting Agreement. However, Manouch Moshayedi and the M. and S. Moshayedi Revocable Trust, dated 11/16/95 retains the right to vote their shares of common stock with respect to matters not covered by the Voting Agreement.

(4)	Consists of: (i) 2,428,742 shares held by Manouch Moshayedi, as trustee for the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s family; and (ii) 25,000 held by Manouch Moshayedi. Manouch Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and S. Moshayedi Revocable Trust (“Revocable Trust”). The filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of shares held by the Revocable Trust.

CUSIP No. 784774 101	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2013

/s/ Manouch Moshayedi
Manouch Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 11/16/95

/s/ Manouch Moshayedi
Manouch Moshayedi, Trustee